UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On May 6, 2026, the Company issued a press release titled “NYSE: MMA Enters Into $5 Million Non-Dilutive Revolving Loan Facility with Family Office”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 6, 2026
99.2	Unsecured Revolving Credit Agreement dated May 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: May 6, 2026	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer